MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

November 16, 2007

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549-7010

Re:	Southern Copper Corporation
Response Letter Dated October 5, 2007
File No. 001-14066

Dear Ms. Davis:

On behalf of our client, Southern Copper Corporation (“Southern Copper” or the “Company”), we submit this response to your letter dated November 2, 2007 related to our Response Letter dated October 5, 2007 to your comments on Southern Copper’s Form 10-K for the year ended December 31, 2006 (“Form 10-K”) and Form 10-Q for the quarter ended June 30, 2007 (“Form 10-Q”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  Southern Copper believes that it has replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 2 — Summary of Significant Accounting Policies, page A105

Property, page A107

1.              We have considered your response to prior comment number three and note that you capitalize, during the production stage, “Drilling and other costs incurred that are associated with the expansion of capacity”.  Based on your policy, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized.  As there appears to be diversity in practice regarding the accounting treatment for such costs within the mining industry, please expand your accounting policy disclosures to address the items below.  Please note that if you intend to request expanding your disclosure in future filings, please provide a sample of your intended disclosure for our review.

•                  Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

Exploration costs are drilling and other associated costs incurred in the Company’s efforts to delineate new resources.  These costs are expensed as incurred.

Drilling and related costs are classified as development costs only when the Company determines that a mineral property can be economically developed, generally based on the results of feasibility study establishing proven and probable reserves.  The drilling and associated costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body.

•                  Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

o                             Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

The distinction as to whether drilling and related costs are classified as exploration or development costs depends on whether we have determined that the mineral can be economically developed and whether it will contribute to future cash flows of the Company.  Generally, this classification is made based on the results of a feasibility study that shows proven and probable reserves.  Until this feasibility study is concluded, the Company classifies all drilling and related costs as exploration costs.

o                             You can obtain the benefit and control other access to it, and,

We only commence exploration activities upon obtaining the proper authorization to explore and to develop the mine.  This authorization guarantees us the rights to benefit and control access to the mine.

o                             The transaction or event giving rise to your right to or control of the benefit has already occurred.

Authorization giving us the right to control or benefit from potential resources occurs prior to commencing exploration activities.

o                             Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

We request the staff allow us to expand our accounting policy in future filings to reflect the changes suggested in this comment.  Please see below for a revised accounting policy disclosure to be included in all future filings.

•                  Clarify, if true, how the stage of mine development impacts whether or not expenditure represents an asset.

The expenditures only represent assets upon the completion of a feasibility study that identifies that proven and probable mineral reserves exist, as well as determination that a future economic benefit will result from the proven and probable reserves.  Until this study has been concluded and this criteria has been established, all drilling and related costs are expensed as incurred.

•                  Disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

For the years ended December 31, 2007, 2006 and 2005 the Company did not capitalize any drilling and related costs.

The net balance of capitalized mine development costs at December 31, 2006, 2005 is $54.3 million and $58.0 million, respectively.

Based upon the above comments, we request the staff allow us to amend our accounting policy disclosure regarding drilling and associated costs as follows:

“Drilling and other associated costs incurred in the Company’s efforts to delineate new resources, whether near-mine or Greenfield are expensed as incurred. These costs are considered exploration costs. When the Company determines that a mineral property can be economically developed, generally based on the results of feasibility study establishing proven and probable reserves, drilling and associated costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units of production method over the estimated life of the ore body.  During the production stage, drilling and other related costs incurred to maintain production are included in production cost in the period in which they are incurred.  Drilling and other related costs incurred that are associated with a major expansion of the volume of reserves at a property under production, are capitalized and amortized over the estimated life of the associated resources, using the units of production method.  A major expansion of the volume of reserves is one that increases total reserves, at a property, by approximately 10%.  For the years ended December 31, 2007, 2006 and 2005 the Company did not capitalize any drilling and related costs. Net balance of capitalized mine development costs at December 31, 2007, 2006 and 2005 were $54.3 million and $58.0 million, respectively.”

Note 8 — Income Taxes, page A114

Out of period adjustment, page A116

2.              We have considered your response to prior comment number eight.  Please tell us why you did not perform an income statement analysis for each quarter in a manner similar to that performed for the balance sheet.  Please note the guidance in SAB topic 1:N. which states, “The staff believes a registrant’s materiality evaluation of an identified unadjusted error should quantify the effects of the identified unadjusted error on each financial statement and related financial statement disclosure”.  We are continuing to assess your quantitative and qualitative materiality assessment and may have further comment after review of your response to this additional comment.  In the meantime, please provide an analysis that considers any per-share amounts affected by the identified unadjusted errors for each applicable period.

On a quarterly basis, the Company makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year.  This rate is used to calculate quarterly income tax expense.  The year end out of period adjustments, either individually or net, would not have an effect on the effective tax rate used to calculate quarterly income tax expense.  Therefore, these adjustments would not have an impact on quarterly income tax expense.  For this reason, a quarterly income statement analysis was not included in the original response to the staff.   Per the staff’s request, we have included an analysis demonstrating the quarterly effect on EPS of the out of period adjustments.  The weighted average shares outstanding included in the calculation for all periods are restated to reflect the stock split that occurred on October 2, 2006.  This analysis shows the total effect that the total misstatement would have had on any single quarter.  It is presented as if the entire misstatement occurred during any single quarter.   This has been presented in such a format as to demonstrate that the entire adjustment does not have a material effect on any single quarter.

Quarterly analysis

Earnings per share effect

Dollars in thousand

	1Q - 2004	2Q - 2004	3Q - 2004	1Q - 2005	2Q - 2005	3Q - 2005	1Q - 2006	2Q - 2006	3Q - 2006
Understated deferred tax liabilities	6,132	6,132	6,132	70,973	70,973	70,973	85,407	85,407	85,407
Overstated valuation allowance	—	—	—	(82,600)	(82,600)	(82,600)	(81,200)	(81,200)	(81,200)
Net adjustment	6,132	6,132	6,132	(11,627)	(11,627)	(11,627)	4,207	4,207	4,207

Effect on earnings per share:
Weighted average common shares outstanding (basic and diluted)	294,450	294,448	294,448	294,448	294,456	294,456	294,456	294,461	294,461
Quarterly earnings per share	0.57	0.78	0.74	1.01	1.06	1.25	1.43	1.49	1.77
Effect of misstatement on earnings per share (basic and diluted)	(0.02)	(0.02)	(0.02)	0.04	0.04	0.04	(0.01)	(0.01)	(0.01)
% effect of misstatement over Earnings per share	(3.66)%	(2.65)%	(2.83)%	3.90%	3.73%	3.15%	(1.00)%	(0.96)%	(0.81)%

As requested in your letter, Southern Copper acknowledges the following:

•                  Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224.

Very truly yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald